

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 28, 2018

Joseph M. Solomon
President
CBM Bancorp, Inc.
2001 East Joppa Road
Baltimore, MD 21234

> **Re: CBM Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 1, 2018**
> **File No. 333-225353**

Dear Mr. Solomon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors
Risks Related to Our Business
Cyber-attacks, other security breaches or systems failures could expose us…, page 18

1. Please clarify whether you have experienced any of the referenced types of breaches. Refer to CF Disclosure Guidance: Topic No. 2.

We are an emerging growth company…, page 21

2. Please update your disclosure on when the company will cease to be an emerging growth company for the current definition as it is revised for inflation every 5 years. See Securities Act Rule 405. Please also update the similar disclosure on p. 82.

Risks Related to the Offering, page 24

3. Please include a new risk factor on the risks associated with the exclusive forum provision contained in your articles of incorporation.

Capitalization, page 36

4. Please tell us how you computed total stockholders' equity as a percentage of total assets for all offering levels.

Pro Forma Data, pages 37-41

5. You adjusted the pro forma earnings per share calculations to give effect to the shares of common stock purchased by the employee stock ownership plan. Please disclose that the number of shares used in the earnings per share calculations reflect the number of shares assumed to be sold in the offering less the employee stock ownership plan shares that have not been committed for release during the period. In addition, disclose the number of shares that were committed to be released during the period at all levels of the offering ranges.

6. Please provide disclosures for Notes (6) and (7) that you appear to have omitted.

Business of Chesapeake Bank of Maryland
Delinquencies and Asset Quality
Non-Performing Assets, page 66

7. The amount of non-performing troubled debt restructurings of $230,000 at March 31, 2018 disclosed in your MD&A differs from the amount of non-performing troubled debt restructurings of $179,793 at March 31, 2018 disclosed in Note 4. Credit Quality of Loans and the Allowance for Loan Losses on page F-25. Please revise to disclose the correct amount of non-performing troubled debt restructurings at March 31, 2018.

The Conversion and Offering

Stock Pricing and Number of Shares to be Issued, page 95

8. We note the variation in asset size among the peer group companies as compared to each other and as compared to CBM Bancorp, as referenced in the table on page 5 and that the asset size of CBM is lower than each member of the peer group. Please revise to explain in greater detail how Feldman concluded that these companies could be considered the company's "peers" and therefore used in determining its appraised value.

9. We note the downward adjustment made in the appraisal for earnings performance. Please briefly state the reason for this adjustment.

Description of Capital Stock of CBM Bancorp, page 115

10. Please expand to disclose the exclusive forum provision contained in your articles of incorporation.

Consolidated Financial Statements
Note 4. Credit Quality of Loans and the Allowance for Loan Losses, page F-17

11. Please disclose how the loans were modified and the financial effects of the modifications. Please refer to ASC 310-10-50-33 (a).

Note 9. Income Taxes, page F-28

12. Please tell us why state income taxes, net of the federal tax benefit resulted in a reduction in income tax expense in 2017. Please also tell us if you paid or expect to pay any state income taxes in 2017.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Chris Harley at 202-551-3695 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3765 with any other questions.

                Sincerely,

                /s/ Pamela Long

                Pamela Long
                Assistant Director
                Office of Financial Services

cc: James C. Stewart, Esq.